FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 27, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP plc

Correction to dividends on Series F non-cumulative preference shares of US$0.01 for the three months to 30 June 2016

27 June 2016

The previous announcement of the dividend on the Series F non-cumulative preference shares of US$0.01 for the three months to 30 June 2016 (dated 26 May 2016) contained an incorrect dividend amount payable per share.

The Directors have since declared the revised dividends on the Series F non-cumulative preference shares of US$0.01 each, all of which are represented by American Depositary Shares, for the three months to 30 June 2016. The dividends will be paid on 30 June 2016 at the undernoted rate to holders on the register at the close of business on 15 June 2016.

Dividend payable per share
Series F	US$0.53125

For further information, please contact:

RBS Investor Relations
Matthew Richardson
Head of Fixed Income Investor Relations
Tel: +44 (0)20 7678 1800

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 June 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary